December 3, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (410) 224-3552

Eric B. Miller
Senior Vice-President and General Counsel
FTI Consulting Inc.
500 East Pratt Street, Suite 1400
Baltimore, MD 21202

> **Re:** **FTI Consulting Inc.**
> **Definitive 14A**
> **Filed April 11, 2007**
> **File No. 1-14875**

Dear Mr. Miller:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel